UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at September 30, 2004

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 13, 2004
Print the name and title of the signing officer under his signature.
-------------------

Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

MINING OPERATIONS UNDERWAY AT GIBRALTAR MINE: COPPER CONCENTRATE NOW BEING SHIPPED

October 13, 2004 , Vancouver , BC - Ronald W. Thiessen, President and CEO of Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) is pleased to announce that mining operations have begun at the Gibraltar copper mine. Ore is now being delivered from the open pit and processed through the crushing and milling circuits on a 24 hours per day, seven days per week schedule. The first truckload of copper concentrate has now been shipped.

Commissioning of all new mining equipment is essentially complete. The new 40 cubic yard P&H Model 2800XPB shovel is at work in the pit and four of five new 205 ton Terex-Unit Rig trucks are fully assembled and in operation. The final truck will be commissioned within the next few days. This new equipment is facilitating productive mining operations within the Pollyanna Pit.

The 35,000 tonnes per day Gibraltar open pit copper mine is located near Williams Lake in south-central British Columbia. On-site mining operations are being carried out by Ledcor Mining Ltd., as Operator, under the Gibraltar Ledcor Joint Venture Agreement. The mine and mill complex will produce an average of 70 million pounds of copper and 980,000 pounds of molybdenum per year in concentrate from sulphide ore in the Gibraltar deposits. An additional 10 million pounds of copper cathode can be produced annually from the solvent extraction-electrowinning plant when oxide material is accessed.

The mine will be delivering its first concentrate into excellent market conditions, as copper and molybdenum prices have continued to strengthen over the past several months. According to a recent report by Bloomberg, copper stockpiles have dropped by 83% in the past year as supply from the world's largest copper mines has decreased but demand from China and the USA has increased. Copper prices recently reached a 15 year high at US$1.46 per pound, and molybdenum oxide is trading at about US$20.00 per pound, well above its long term average price of US$4.00 per pound.

For further details on Taseko Mines Limited, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President & CEO

The TSX Venture Exchange and the American Stock Exchange have not approved or disapproved of the contents of this press release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's Annual Information Form in Canada and its annual filing on Form 20-F with the United States Securities Commission.